UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-25121

(Check one):


[X]   FORM 10-K        [ ]Form 10-KSB       [ ] Form 11-K        [ ]Form N-SAR
[ ]   Form 20-F        [ ]Form 10-Q         [ ] Form 10-QSB

                      FOR THE YEAR ENDED DECEMBER 30, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

                FOR THE TRANSITION PERIOD ENDED _________________


     Read attached Instruction Sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     Select Comfort Corporation
                          ------------------------------------------------------

Former name if applicable:   N/A
                          ------------------------------------------------------

Address of principal executive office (street and number):
                             6105 Trenton Lane North
                          ------------------------------------------------------

City, State and Zip Code:    Minneapolis, Minnesota  55442
                          ------------------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

     The Registrant was unable to file the Annual Report on Form 10-K for the year ended December 30, 2000 (the "Report") without unreasonable effort or expense. The Registrant has been and currently remains in the process of seeking to arrange necessary working capital financing to meet the Registrant's liquidity requirements. The outcome of the Registrant's efforts to arrange working capital financing will have a significant impact on the disclosures in the 10-K filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


               Mark A. Kimball                          (763) 551-7000
      ----------------------------------       --------------------------------
                  (Name)                        (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

                                                               [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 20, 2001, the Registrant issued a press release reporting its results for the fourth quarter and year ended December 30, 2000 (which release was also filed with the Commission on Form 8-K as of February 21, 2001). The Registrant's prior press release reported that, for the year ended December 30, 2000, net sales were $270.1 million compared to $273.8 million in 1999. The company reported a net loss of $16.1 million, or $.90 per share, for the year, compared with a net loss of $8.2 million, or $.45 per share, for 1999. After removing special charges, (related to store asset write-downs, store closings, severance costs, consulting fees and similar items), the net loss for 2000 would have been $13.5 million, or $.75 per share, and the net loss for 1999 would have been $4.9 million, or $.27 per share. Comparable store sales for the year increased by 0.2%, following a prior year increase of 5%.

- --------------------------------------------------------------------------------

                                   SIGNATURES

                           SELECT COMFORT CORPORATION
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 2001              By: /s/ Mark A. Kimball
                                        ----------------------------
                                            Mark A. Kimball
                                            Sr. Vice President